SUKARI SITE VISIT

MARCH 2025

AngloGoldAshanti

NYSE | JSE | GSE

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

SUKARI - EGYPT



INVESTOR NOTE | DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc’s (the “Company”, “AngloGold Ashanti” or “AGA”) operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure”, “non-sustaining capital expenditure”, “Adjusted EBITDA”, “Adjusted net debt” and “free cash flow”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024, which is available on its website.

Website: www.anglogoldashanti.com



The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at 31 December 2024, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which can be found on pages 29 to 36 of AngloGold Ashanti's Earnings Release for the three months and year ended 31 December 2024. These summary tables will also be presented in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 to be filed with the United States Securities and Exchange Commission ("SEC"). These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated.

The scientific and technical information in respect of AngloGold Ashanti's Mineral Resource and Mineral Reserve for the financial year ended 31 December 2024, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti's Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years' experience in mining with 12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.



SUKARI GOLD MINE

Gold has been mined at Sukari for over 4,000 years

- ***Pharaohs, Greeks and Romans have all presided over the deposit leaving their own mark***
- ***Modern day mining commenced in 2011 after 20 years of preparatory exploration works***
- ***Sukari Concession Agreement was created in 1994 and was ratified by special law (Law No. 222/1994)***

SGM8793

- Today Sukari operates an +100mtpa open pit and 2mtpa underground mine.
- **Since 2011, 6.1Moz of gold have poured at Sukari**
- 10 year mine life with 2.4Moz of Proven and Probable Mineral Reserve*
- Over 4,250 personnel work at Sukari, SGM employes 2,250 full time positions
- 96% of the SGM workforce are Egyptian nationals, 88% of leadership roles on site held by Egyptians
- 74% of procurement through local supply chains
- $1.25bn paid to government in royalties and profit share since 2009
- $1.14bn returned to shareholders in dividends**

**Attributable basis*
***As of 31 December 2024*



SITE OVERVIEW AND AGENDA

	Date/Time	Activity
Thursday, 20th March 2025	07:00	Transfer from Hilton Hotel to Site
	08:00	Introductions and inductions
	09:00	Site presentation
	10:30	Geology Core Yard tour
	12:00	Lunch
	13:00	Underground tour
	13:00	Surface tour
	15:45	Refreshments and Q&A
	16:30	Transfer Site to Hilton Hotel
	18:30	Dinner at Hilton Hotel

	Date/Time	Activity
Friday, 21th March 2025	07:00	Transfer Hilton Hotel to Site
	08:00	Underground tour
	08:00	Surface tour
	11:00	Lunch
	12:00	Process Plant Tour
	13:30	Close our session
	14:00	Transfer Site to Marsa Alam Airport
	16:00	Charter flight to Cairo


Seawater Line
3rd Dump Leach
Nth Dump Leach
LG/SG SP
Site Entrance
OP Mine
60MW Power Plant
Process Plant
UG Mine
Core Yard
HME Workshop
35MW Solar Farm
Camp
Sth Dump Leach
TSF1 - Closure
TSF2
Explosive Plant & Magazines

INTEGRATION PLAN



Integration Planning	Integration Implementation		BAU
Late September - November 2024	**Effective Date** → Phase 1: From Effective Date - End Q1 2025 (TBC) - Key Activities	Phase 2: Q2 - Q4 2025 (TBC) – The Tail	End 2025+ (TBC)
• Confirm integration objectives and principles / develop integration approach • Assemble the integration team / workstreams • Define measures of success • Develop detailed integration plans by workstream - Day 1, Day 30, Day 60 etc.	• Implement integration activities by workstream • Manage risks and issues • Report progress and monitor success measures • Develop exit criteria / transition to BAU • Document lessons learned for future growth projects		• Business as Usual (BAU)

Stakeholder Engagement, Change Management and Communications

24 Integration workstreams – wide reach, covering all functions

INTEGRATION APPROACH




Seamlessly integrate SGM in a reasonably short timeframe


Deliver the expected financial benefits


Further deploy "one AGA way"


Retain key expat expertise in Egypt

Additional benefits:

- Develop integration capability
- Potential to learn from SGM
- Access new talents that may become available globally

KEY MILESTONES

Sep 2024	Integration team established
Oct – Nov 2024	Integration plan developed
22 Nov 2024	Successful completions of Day 1 activities including comms, town halls digital platforms, regulatory filing and changes
Dec 2024	Launch of AGA values and the Code of Business Principles and Ethics Progressive deployment of AGA policies, standards, processes and systems First tranche of Centamin corporate employees departed the business
Jan – Feb 2025	Ramp up of technical visits and two way sharing at SMG and EDX Integration into year-end process and reporting
Mar 2025	**50%** of integration activities complete Rebranding complete at SGM and EDX
Apr 2025	Migration of Centamin IT network into AGA, deployment of AGA email addresses
May 2025	Final tranche of Centamin corporate resources depart the business Application of AGA organisational blueprint commences
Jun 20205	**70%** of integration activates complete
Sep 2025	**80%** of integration activities complete
Dec 2025	**90%** of integration activities complete

Note: long lead items related to ERP migration result in 100% of integration activities being completed by mid-late 2026 (TBC)

SAFE PRODUCTION

SAFETY AT SUKARI IS NOT NEGOTIABLE

- Over the past 5 years Sukari has fostered a new safety culture based on open reporting and a commitment that **ZERO HARM** is possible
- PTO's* and Hazard Reporting have been key tools to achieve this with management presence in the field
- Our current focus is eliminating **UNSAFE ACTS** – ensuring procedures are in place for all tasks and our employees are competent through training
- Implementation of group initiatives has commenced to further enhance the safety tools at our disposal



SGM
SUKARI GOLD MINES
Sukari Safety Culture
HSES performance History Checkpoints
Reactive
Dependent
Independent
Interdependent
FLRA - Take 5
Hazard Reporting (Observation)
Safety Daily Tours
PTO (Observation)
Enforce Cardinal Rule
Critical Risk Standards
Visible Felt Leadership
Communicable disease Managment
ISO 45001 GAP Analysis
5,138,356 hr LTI Free (Dec)
Leadership Weekly Meeting
Transformation to ISOMETRIX
ISO 14001 GAP Analysis
Quarter Performance Review
9,841,651 hr LTI Free (Mar)
Life Safety Project
Won PLC Award
Departmental Targets
ISO 45001 Certification
12,456,013 hr LTI Free (Mar)
2.3 M hr TRI Free (Jul)
Best Leading Indicator 48% of workforce
1.15 TRIFR
Health Surveillance Completed
KPI (Our Best Performance)
Crisis Desktop Excercise
2019
2020
2021
2022
2023
2024
Natural Instinct
Supervision
Self
Teams



Planned Task Observations
25 000
20 000
15 000
10 000
5 000
0
0
2 411
4 125
8 893
11 220
23 998
>25 000
2019
2020
2021
2022
2023
2024
2025



TRIFR
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
6,91
4,66
2,81
2,08
2,91
1,15
<1,15
2019
2020
2021
2022
2023
2024
2025

TRIFR: *Total Recordable Injury Frequency Rate* (injuries per million hours worked)
*Planned Task Observations

OUR GREATEST ASSET



- **At SGM we recognise that our people are our greatest asset**

- Training and development is key to improving the operation and creating a sustainable future with 41,000 hours of training completed in 2024

- On site clinic with doctors and paramedics, laboratory, medical health surveillance, on site psychologist to ensure the physical and mental well-being of our employees

- Full medical insurance for all employees

- Health and Wellbeing Committee, Sporting clubs and events






LICENCE TO OPERATE



SGM CONTRIBUTES TO OUR HOST COMMUNITY IN MARSA ALAM

- Improvement upgrades to infrastructure of schools, mosques, churches, EMRA buildings and Emergency service providers – civil protection

- Youth development projects such as upgrades to the Youth Centre and sporting arenas, including football, karate, basketball

- Donation of vital equipment to the local healthcare facilities such as X-ray units and prosthetics for people with special needs

- Financial support for vulnerable persons

- Income generation and capacity building projects

- Opportunities for employment and local sourcing of goods

- Training programs for university students, EMRA geologists and engineers, Engineering Authority on tunnelling and ground support








OUR ENVIRONMENT



- Eastern Sahara Desert, Water piped 30km from the Red Sea and refined on site (RO)

- Water Management is a key activity at site (Balance, Monitoring, Treatment & Reuse)

- Air Quality Monitoring

- Biodiversity Monitoring

- Waste Management (Segregation, Safe Disposal & Recycling)

- Land Use and Sustainable Mine Closure Plan

- GHG Reduction and Renewable Energy





DECARBONISATION



REDUCTION INITIATIVES

- Current 30MWac solar plant 22MLpa reduction in diesel **(-16%)**

- 60MW grid connection with up to 50MLpa reduction in diesel consumption **(>50%)**

- CAT GEN2 Face Shovels **(<5%)**

- CAT 2900XE diesel electric loaders **(<1%)**

- 15MWac Solar upgrade

DECARBONISATION ROADMAP

- 30% reduction in absolute Scope 1 & 2 GHG emissions by 2030 compared to 2021 baseline

- Scope 3 GHG emissions reduction targets under development









MINERAL RESOURCE MANAGEMENT



 

UNDERSTANDING THE ORE BODY

MINERAL RESOURCE MANAGEMENT

OREBODY STEWARDSHIP TO MAXIMISE RETURNS FOR STAKEHOLDERS

- 2020 re-interpretation of existing data

- Upgrade Mineral Resource management processes

- Build more robust Mineral Resource models

- Integrate mine-to-mill planning

- Target Mineral Reserve replacement

EXPLORATION

BROWNFIELD EXPLORATION TARGETING NEW RESOURCES

- Maximize Mineral Resource growth

- Systematic and disciplined exploration

- Evaluation of potential satellite Mineral Resources and deposits

- Generation of new targets







EVOLVING OUR UNDERSTANDING OF SUKARI

SUKARI IS COMPARABLE TO THE BOUDINAGE MODEL

- Deformation between intrusives
- Presence of local short-range structures
- Regional thrusts don't appear to crosscut orebody
- Dilation and rotational deformation forms in the 'neck' or 'keel' consistent with the location of mineralisation
- Strain is non-coaxial – rotational transverse faults will form



N
S
Plunge -01
Azimuth 005
0 125 250 375 500



SUKARI MINERALISATION EVENT


Preparation of structural architecture and permeability network
Tectonic hiatus
Gold!
D1
D2
Puggy
Hapi
Osiris
Sukari
Yahia

PROOF OF CONCEPT

TARGET GENERATION

- Boudinage model provides conceptual targets to be tested
- Current LOM finishes at 200RL but mineralization has been confirmed beneath the 0RL

ORE BODY IS “OPEN”

- The deposit remains open along strike and at depth
- The current underground Mineral Resource offers significant growth potential, with exploration drilling targeted at replacing depletion of Mineral Reserve whilst and expansion of the overall Mineral Resource base



Pit-Update
Sheel-2000$
Pit-Design
Amun-South-Extension
Ptah-NW-Target
Horus South-Extensions
Seismic001
Below 200mRL
(Dow-Dip)
Fence_9500
Fence_9600
H. Down-Plunge opportunity
Conceptual-Area
(Boudin replication Concept)
20 degr. plunge
150m Target
H. Down-Plunge opportunity
H. Down-Dip opportunity
East section +10600.00

RCGC FOR UNDERGROUND



Applying common integrated operational approaches for underground mining is part of our operational strategy

Achieving the same level of ore body knowledge, which we generate for open pit operations was a key challenge that led us to test and prove **Reverse Circulation Grade Control (RCGC) drilling for Underground Operations**

Key business benefits:

- Define more gold
- Minimise ore loss and dilution
- Improve reconciliations
- Unlock uneconomic resources
- Allow bulk mining

We continue to drive this approach across our operations with Cuiabá and Sukari implementation currently in progress.






Improving ore body knowledge ensures we leave no gold behind, and is critical to our sustained operational success



HISTORICAL GOLD PRODUCTION

- +6.1Moz produced
- +500koz/annum 2016-2017

DECLINING PRODUCTION / UNDERINVESTMENT

- 2019 many areas at breaking point
- Lack of infrastructure in UG
- OP severely under-stripped

RESET PLAN - 2020

- Injected Capital investment
- Three-year rebuild plan
- UG Mineral Reserve growth
- OP waste stripping contract

INCREASING GOLD PRODUCTION

- Annual Guidance Achieved
- Strong Budget Compliance
- Reducing costs despite inflationary pressure
- YoY increase in gold production
- Targeting c.500koz steady state production
- Dump Leach facilities contributing ~10%

Sukari gold production (oz)







2025 PRODUCTION TARGETS



GOLD PRODUCTION (koz)

455 – 495

Anticipated average production c.490koz over the next three years

AISC ($/oz)**

1,115 – 1,195

CASH COSTS ($/oz)**

770 – 850*

CAPEX ($m)

350 – 375*

SAFETY (LTIFR per million hours)

2024 – 0.79
2023 – 1.63

SAFETY (TRIFR per million hours)

2024 – 1.15
2023 – 2.91

Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2023 filed with the SEC.

** The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its forward-looking Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.

* CAPEX includes $138M OP waste stripping" – Centamin capitalized stripping but there will be a higher proportion of stripping costs that are capitalized in 2025 versus 2024

OPEN PIT MINING



- **Major waste stripping campaign completed**
  - 130Mt over 4 years

- **330-350koz to ROM per annum**
  - 6 x CAT 6040 Primary Dig Units (FC & BH)
  - 53 x CAT 785C/D Trucks

- **Total Ore mined is predicted to increase**
  - More LG material mined – less waste
  - Dump Leach facilities add value

- **Fatigue Monitoring System**
  - Enhancing safe operations

- **Fleet Management System**
  - Minimum 5% increase in efficiency

- **Void Management Plan**
  - Legacy voids

Total OP Material Mined





OPEN PIT VOIDS

SGM has a Void Management Plan and UG & OP interaction procedures for mitigation of;

- Historical open voids and potential propagation to surface
- New UG voids that could trigger instability
- Blast Damage to active UG workings

Proactive management of the voids has allowed operations to proceed with minimal disruption

Opportunistic backfilling is completed under risk managed conditions combining a number of techniques used both above and below surface












Geotechnical Void update
E1S|| CALS
Short hole 21 used for CALS monitoring on weekly basis and while a blasting shot is blasted within 150m from the void.
CALS done on 6th of August , volume = 32,554.9 m³
CALS done on 29th of August , volume = 32,252m3.
Comparing the CALS ceiling with the CALS has been done at 6/8/2024.
There is a 2m failure that occurred in the hang wall of the void.
Will continue monitoring the void in weekly basis and after blasting in the vicinity of the void within 150m.
The propagation envelop projection of E1S void on pit floor @810 mRL will be NO-GO zone.
A plan to backfill the void from 810 mRL already in place and being finalized between OP & UG.
Oblique view looking North
40m
A-A
2m
21st of August
29th of August
N
Plan view
A
E1S CALS shape

GEOTECHNICAL MONITORING

OPEN PIT MONITORING

- MSR units provide real time movement updates and are monitored 24/7
- INSAR Satellite monitoring for the OP and Tailings Facilities
- Fixed prism monitoring across the OP
- Well defined and communicated TARP in place


Normal #2
0.16mm/hr

UNDERGROUND MONITORING

- Seismic monitoring system in place
- FoG lights installed for further assurance
- Maptek 3D scanner used to identify/quantify squeezing ground


Top view
Bottom view
Direction of squeezing
Current wall
Previous wall
Underground Report
Section F-F


hook
Iron stick
FoG Lights
Washer for use when mouth of hole is oversized
Fog light indicator unit





UNDERGROUND MINE



The Underground mine is the only commercial mine of its type in Egypt and mining commenced in 2010. It currently extends 0.8km beneath the surface with an 8-year mining life

- **2019** – UG mine infrastructure unsustainable, major rehabilitation plan, primary vent 160m^3/s
- **2020** – 2021 infrastructure upgrades, standards introduced, decline development, primary vent increases to 320m^3/s
- **2022** – Transition to owner mining, focus on improving efficiency, start of UG expansion plan
- **2023** – Increasing access/waste development, investment in new UG equipment, 4 x Sandvik Development Jumbo's, 6 CAT 2900G/1700 Loaders, 7 CAT AD63/AD45 trucks
- **2024** – $3m primary vent upgrade to 550m^3/s, Surface tele-remote loaders established
- **2025** – UG RCGC drilling commences to improve grade modelling, 30% increase in mine development capacity to sustain the growth plan

UG RC Drilling – originated from AngloGold Ashanti

- Implemented in January 2025 with the UG drilling contractor, Geodrill Ltd.
- Increased production rates compared to conventional diamond drilling
- Larger volume sample compared to diamond drilling, reduces variability from HG "nugget effect"
- Quicker turnaround time for samples with reduced preparatory works
- Reduced cost per metre compared to diamond drilling





PIT Surface
Amun Decline
Main UG Portal
Escape Way
Ptah Decline
Horus Decline
Legend
Pit Surface
Escape Way
Ptah Active Levels
Mining Completed Levels
Declines
Amun/Horus Active Levels
Stopes
Underground Mining
SUKARI UG LONG SECTION 12-2024
Sukari Gold Mine

UNDERGROUND EXPANSION



Development Increasing YoY since 2022
- Expansion to +12km development per year,
- 1km/ month 6 month rolling average
- In pit waste dumping

Increasing Developed Stocks for Sustainable Production
- 2024 – 5 months, 2025 FC – 6 months, 2026 FC – 12 months

Exploration / Mineral Resource Conversion
- 100km diamond drilling in 2023 & 2024
- 113km UG RCGC drilling and diamond drilling in 2025
- Testing the Boudinage Model



UG Lateral Development *(m)*



Total Material Mined *(Mt)*



PROCESSING



Gold processing is facilitated through two plants:

- **Plant 1** – HG & MG feed from UG and OP equipped with flotation and CIL
- **Plant 2** – MG & LG feed from OP with only flotation

Nameplate throughput design of 12Mtpa and recovery of +88%

Scoping work for a gravity recovery circuit, similar to the one already used at Cuiabá is underway to improve overall recovery by extracting free gold earlier in the process, targeting +2% overall recovery to +90%



KEY BENEFITS OF GRAVITY CIRCUIT

- Reduce free gold in circuit, lockup
- Reduces flotation/CIL residence times
- Increase and earlier revenue recovery
- Reduce elution, Detox and power requirements
- Reduce carbon inventories (lower frequency of carbon strips)

Processing Grade & Recovery



Legend: Grade (g/t) — Recovery (%)



TAILINGS MANAGEMENT



- Engineer of Record - Epoch (SA)

- Compliance to GISTM standards

- Current facility TSF2 maintains two-year storage capacity with construction ongoing to maintain the forward capacity

- Tailing water recycling is an ongoing project at Sukari

- Tail return water has increased to 56% in 2024 with no negative effect on recovery (sodium sulphite dosing detoxification process)

- Initial scoping for a full detoxification plant has been completed pending approval for future construction to maximize the recycle of TSF water

- Evaporators used to remove excess water from TSF1 and TSF2 along with general evaporation from the decant ponds

- Closure of TSF1 underway with detailed study for remediation in 2025

- INSAR satellite monitoring for embankment stability

- Tracking Water quality with bi-weekly monitoring for all boreholes

TSF Water Recovery



Year	Recovery
2019	36,2%
2020	39,8%
2021	48,3%
2022	45,4%
2023	53,0%
2024	56,3%







SUKARI MINING CONCESSION

Exploration programme commenced in 2021

- Identify potential satellite feed material
- Grow the Mineral Resource and Mineral Reserve base
- Provide additional operational flexibility

10,000m drill programme completed in 2021

- Identified 7 open pit gold satellite targets
- All within 10km of the Sukari processing plant

Airborne geophysical survey completed during 2022

- Follow-up drilling completed on areas of interest
- Low grade deposits found
- Re-evaluation under new ownership





N
Au ppb
Sukari North Target 2
Sukari North Extension
Sukari North
V-Shear East Target 6
Sukari North Target 1
V-Shear East Target 1
Wadi Alam Target 1
V-Shear East Target 2
V-Shear East Target 3
Wadi Alam Target 2
Quartz Ridge Target 1
Quartz Ridge Target 2
Horus South Extension Target 1
Sami South Target 1
Kurdeman North Target 1
SE Corner Target 1
SE Corner Target 2

Legend
ARC Prospect
V-Shear North Prospect
Wadi Alam Prospect
V-Shear East Prospect
Horus South Extension
Quartz Ridge Prospect
Quartz Ridge - New Target Prospect
Sami South Prospect
SE Corner Prospect
Kurdeman Prospect

EASTERN DESERT EXPLORATION (EDX)

MAJOR LAND POSITION

- Nugrus Block ca. 848 km^2 and Najd Block, ca. 1,374 km^2

EXPLORATION PROGRESS

- Major Focus on the Nugrus Block around the Sukari concession
- Eight targets tested in 2023, Little Sukari and Umm Majal discoveries 2023
- Definition drilling at Little Sukari 2024

  46m at 3.30 g/t Au from 91 m, 77m at 1.84 g/t Au from 44m, 69m at 2.01 g/t Au from 81m

NAJD BLOCK

- Preliminary screening concluded and Surface geochemistry underway


LEGEND
Drill targets
Advanced Target
Exploration Target
Drill tested 2023
Soil samples
<= 25 ppb Au
25-50 ppb Au
50-75 ppb Au
75-100 ppb Au
100-200 ppb Au
200-600 ppb Au
>600 ppb Au
ASM
Alluvial workings
Hard rock workings
Known occurrences
Simplified geology
Late granites
Late basin fill
Younger granites
Intermediate volcanics
Felsic volcanics
Mafic volcanics
Metagabbro/diorite
Metasediment
Ophiolite mélange
Serpentinite
Older granite
Basement Gneiss
Atud
Little Sukari
Umm Majal/North
Sukari
Hangaliya
Umm Ud
0 km
5
10


NAJD BLOCK
EASTERN DESERT EXPLORATION BLOCKS
N
NUGRUS BLOCK
Sukari
Little Sukari
LEGEND
Ophiolite belts / ophiolite-decorated shear zones
Major deep-seated structures
Sukari Mining concession
Au Occurrences
Anglogold Ashanti Exploration Blocks
0 km
25
50

CONCLUSION



- **Sukari brings a new, Tier One asset into the portfolio**

- **Integration process well advanced with optimisation initiatives already underway (gravity circuit, RC grade control underground, fleet management system)**

- **Full Asset potential team to visit site to initiate improvement process later this year**

- **Greenfield and brownfield exploration teams evaluating strongest targets on mine site and regionally**

- **Supportive government with strong drive to grow Egypt's mining sector**



www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@anglogoldashanti.com

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@anglogoldashanti.com

INVESTOR RELATIONS
General e-mail enquiries

Investors@anglogoldashanti.com